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                           October 16, 2020

       Nicola Lloyd
       General Counsel
       GasLog Partners LP
       c/o GasLog LNG Services Ltd
       69 Akti Miaouli
       18537 Piraeus Greece

                                                        Re: GasLog Partners LP
                                                            Registration
Statement on Form F-3
                                                            Filed October 9,
2020
                                                            File No. 333-249399

       Dear Ms. Lloyd:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              D. Scott Bennett